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                                                                      EXHIBIT 23

[LOGO OF GIX APPEARS HERE]



                                    April 29, 1999

Dear Fellow Shareholder:

     On Friday, May 28, 1999, Global Industrial Technologies will hold its Annual Meeting. On behalf of your Board of Directors, I ask that you sign and return the enclosed WHITE proxy card even if you have already done so, as your vote is particularly important this year.

                   YOUR BOARD IS COMMITTED TO YOUR INTERESTS
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                    PLEASE VOTE YOUR WHITE PROXY CARD TODAY
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     Your Board's overriding objective is to build and enhance shareholder value. Several recent steps we have taken demonstrate that we are committed to fulfilling this objective, and we take our commitment seriously:

     . Global earned a profit on continuing operations for the first quarter, and we expect growing sales and operating earnings over the rest of the year; and

     . On April 21, 1999, we announced that we had entered into negotiations with third parties with respect to a possible transaction that could involve a merger of your Company.

                DO NOT RISK DISRUPTING NEGOTIATIONS BY ELECTING
                         A BIDDER  WHX -- TO THE BOARD

              VOTE AGAINST WHX AND THEIR SHAREHOLDER PROPOSALS AND
                   -------
                           DO NOT TENDER YOUR SHARES

     While your Board is negotiating with third parties to pursue the best possible alternative for Global shareholders, WHX Corporation continues to persist in its hostile tender offer to acquire the Company at $10.50 per share. This is a price that your Board has unanimously determined is inadequate from a financial point of view.

     WHX also wants for you to elect its chairman, Ronald LaBow, to the Global Board and for you to pass certain proposals that it has submitted. We believe
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it is clearly not in your best interests to do either.
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     Specifically, your Board has grave concerns about having Mr. LaBow, a director and chairman of a potential buyer, on the Global Board while the Board is conducting negotiations with other third parties. We believe that having an "inside bidder" on the Company's Board would be disruptive and harmful to any negotiations Global is having and may have in the future. Having Mr. LaBow on your Board could adversely affect the Company's ability to identify the most financially attractive alternative for you.

                          WHX--A CONFLICT OF INTEREST

     In addition, your Board has very fundamental concerns about any nominee who has an irreconcilable conflict of interest. As a director of WHX, Mr. LaBow has a fiduciary duty to WHX and its shareholders. This fiduciary duty would require
                            ----
Mr. LaBow to attempt to acquire Global for the cheapest price possible.   This
would put him in conflict with the fiduciary obligation he would owe to you as a Global director - - a duty that would require him to attempt to secure the highest possible price in any sale or merger of Global.

     The bottom line is you can't serve two masters. That makes Mr. LaBow unacceptable as a Global director.

                   MOVING FORWARD--IMPROVED OPERATING RESULTS

     In addition to conducting negotiations with third parties concerning a possible transaction, we are continuing to pursue and implement our own business plan. While the present environment has been extremely challenging, we believe that measures we have recently enacted to focus on our core refractories business have positioned Global for substantially improved results in 1999. As evidence of this, we earned a profit of $.15 per share for continuing operations in our recently ended first quarter, and we remain optimistic about our ability to generate improved operating results throughout the year.

YOUR BOARD--CONSIDERING ALL ALTERNATIVES FOR YOUR BENEFIT

     By improving operating performance and negotiating with third parties for a
                                        ---
possible sale or merger of your company at a price that is superior to the one that WHX is offering, your Board is demonstrating its commitment to your
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interests.
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     Your vote is important to ensure that Global has an experienced, harmonious and independent board that continues to act in your best interests to enhance shareholder value. Please vote your WHITE proxy card today and return it in the enclosed postage-paid envelope.

     Thank you for your continued support.

                         Sincerely,

                         Rawles Fulgham
                         Chairman and Chief Executive Officer



                           Sign, Date and Return
                        the WHITE Proxy Card Today.
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If you have any questions on how to vote your shares, please call our proxy